February 23, 2009

By EDGAR and Facsimile

Lynn Dicker

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Varian Semiconductor Equipment Associates, Inc. (“Varian Semiconductor”)
Form 10-K for the Fiscal Year Ended October 3, 2008 and
Form 10-Q for the Quarter Ended January 2, 2009
File No. 000-25395

Dear Ms. Dicker:

We have received your letter dated February 13, 2009 (the “Comment Letter”), in which you have provided the accounting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Annual Report on Form 10-K for the fiscal year ended October 3, 2008 (the “Form 10-K”) and our Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended January 2, 2009 (the “Form 10-K”, and together with the “Form 10-Q”, the “Filings”).

For convenient reference, we have included below each of the Staff’s comments set forth in the Comment Letter, followed in each case by our response.

Form 10-K for the Fiscal Year Ended October 3, 2008

Item 1. Business, page 1

1.	We note your disclosure under “Marketing and Sales” on page 6 that two customers each accounted for 10% or more of your total revenue in the fiscal year ended October 3, 2008 and that in the prior fiscal years you had one or more customers that accounted for 10% or more of your total revenue. In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: We will add the requested disclosure to our next Form 10-K and will continue to do so in future filings as appropriate.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 21

2.	In future filings where you disclose your authorized share repurchase program, please also indicate the current authorized amount of funds that remain available that may be expended in repurchasing shares of your common stock.

Response: We will add the requested disclosure to our Q2 Form 10-Q, and will continue to do so in future filings as appropriate.

Notes to Consolidated Financial Statements page F-7

Note 19. Retirement Plans, page F-31

3.	We note your disclosure that you have two subsidiaries that sponsor defined benefit pension plans. Please revise future filings to include the disclosure required by SFAS 132(R), if applicable.

Response: We have omitted the disclosures under SFAS 132(R), due to immateriality. Two of our wholly owned subsidiaries, Varian Korea, Ltd. and Varian Semiconductor Equipment Associates GmbH, are required by local country regulations to maintain pension plans for their employees. The net liability of the combined defined benefit pension plans is less than approximately $1.6 million, which is less than 1% of our total liabilities. Upon completing the 10-K and again upon receipt of your comments, we reviewed the required disclosure and evaluated the benefits a reader to our financial statements would receive should we add the additional disclosures under SFAS 132(R). We concluded then and again now, that due to the immaterial amount of the total liability, a reader of our financial statements would not benefit from additional disclosures as required under SFAS 132(R). We will continue to periodically review the requirements and materiality of the net liability of the defined benefit pension plans to determine if disclosure is warranted.

Exhibit 31.1 and Exhibit 31.2

4.	We note that the certifications filed pursuant to Exchange Act Rule 13a–14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, you have made modifications to paragraph 4(d). Please revise your certifications in future filings to confirm to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response: We will ensure the certifications conform to the exact wording as prescribed by Item 601(b)(31) of Regulation S-K, beginning with our Q2 Form 10-Q.

Form 10-Q for the Quarterly Period Ended January 2, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

Cost of Product Revenue, page 19

5.	We note your disclosures that gross margin was affected by inventory charges associated with product transitions, lower demand for legacy parts and lower forecasted utilization in customer manufacturing facilities. Please revise future filings to quantify the effects on gross margin. Additionally, please disclose details of the impact that sales of inventory written down has had on margins each period, if material, and whether the inventory was sold scrapped or otherwise disposed of.

Response: We will add the requested disclosure to our Q2 Form 10-Q and will continue to do so in future filings as appropriate. In addition, we will also add the requested

2

Varian Semiconductor Equipment Associates, Inc./Blackburn Industrial Park

35 Dory Road/ Gloucester, MA 01930-2297 U.S.A./Telephone (978) 282-2000/www.vsea.com disclosure of inventory sold, scrapped or otherwise disposed of when material. While there was no material impact to gross margin for the sale of inventory previously written down, should there be in the future, the impact will be disclosed.

* * *

As the Staff has requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking action with respect to the Filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, I can be reached at 978-282-7597. Thomas Baker, Vice President of Finance and Chief Accounting Officer, may also be of aid and he can be reached at 978-282-2301.

Sincerely,

/S/ Robert J. Halliday
Robert J. Halliday
Executive Vice President and Chief Financial Officer

3

Varian Semiconductor Equipment Associates, Inc./Blackburn Industrial Park

35 Dory Road/ Gloucester, MA 01930-2297 U.S.A./Telephone (978) 282-2000/www.vsea.com